Management’s Discussion & Analysis

FINANCIAL AND OPERATING HIGHLIGHTS	Three Months Ended March 31
($Cdn thousands except volume and per Trust Unit amounts)	2007	2006	% Change
Financial
Revenue, including realized gains and losses on financial instruments	113,984	112,639	1
Cash flow (1)	65,597	61,112	7
Per Trust Unit (2)	0.76	0.74	3
Net earnings (loss)	(39,261)	7,969	(593)
Per Trust Unit (2)	(0.46)	0.10	(560)
Distributions	41,275	59,954	(31)
Per Trust Unit (3)	0.48	0.72	(33)
Payout ratio (%) (1)	62.9	98.1	(36)
Total assets	807,027	942,188	(14)
Net bank and other debt outstanding (4)	279,471	328,892	(15)
Convertible debentures, at principal amount	161,134	62,236	159
Total net debt (4)	440,605	391,128	13
Unitholders’ equity	163,264	356,895	(54)
Capital expenditures
Exploration and development	63,284	80,301	(21)
Acquisitions, net of dispositions	2,840	89,412	(97)
Other	371	110	237
Net capital expenditures	66,495	169,823	(61)
Trust Units outstanding (thousands)
End of period	86,358	83,466	3
Weighted average	85,816	83,058	3
Incentive Rights outstanding	3,352	1,758	90
Trust Units outstanding at May 1, 2007	86,593
Operating
Production
Total natural gas (Bcf) (7)	12.8	13.6	(6)
Daily average natural gas (MMcf/d) (7)	141.7	151.5	(6)
Gas over bitumen deemed production (MMcf/d) (5)	19.8	21.5	(8)
Average daily (actual and deemed - MMcf/d) (5)	161.5	173.0	(7)
Per Trust Unit (cubic feet/d/Unit) (2)	1.88	2.08	(10)
Average natural gas prices ($/Mcf)
Before financial hedging and physical forward sales (6)	7.31	7.64	(4)
Including financial hedging and physical forward sales (6)	8.94	8.09	11
Land (thousands of net acres)
Undeveloped land holdings	1,226	1,079	14
Drilling (wells drilled gross/net)
Gas	77/60.4	84/73.3	(8)/(18)
Dry	7/6.2	3/1.7	133/264
Total	84/66.6	87/75.0	(3)/(11)
Success rate (%)	92/91	97/98	(5)/(7)

(1)

These are non-GAAP measures. Please refer to “Significant Accounting Policies and Non-GAAP Measures” included in management’s discussion and analysis.

(2)

Based on weighted average Trust Units outstanding for the period.

(3)

Based on Trust Units outstanding at each distribution date.

(4)

Net debt includes net working capital (deficiency) before short-term financial instrument assets and liabilities. Total net debt includes convertible debentures measured at principal amount.

(5)

The deemed production volume describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board (“AEUB”), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production volume is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen financial solution which is received monthly from the Alberta Crown as a reduction against other royalties payable.

(6)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial and physical hedging, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO daily index.

(7)

Production amounts are based on the Trust’s interest before royalties.

First Quarter Highlights

•

Strong realized natural gas prices resulting from the Trust’s hedging program contributed to cash flow per Trust Unit of $0.76 for the three months ended March 31 2007, an increase of three percent from first quarter of 2006 and ten percent over the fourth quarter of 2006.  The Trust’s realized gas price was $8.94 per Mcf for the first quarter of 2007 as compared to $8.09 per Mcf for the first quarter of 2006.

•

Average net sales production decreased six percent to 141.7 MMcf/d for the three months ended March 31, 2007 as compared to 151.5 MMcf/d in the first quarter of 2006.  The decrease is largely a result of natural declines in the Trust’s three core areas in Northeast Alberta partially offset by increased production in the Southern core area. The majority of production additions from the Trust’s winter capital program, designed to mitigate declines in northeast Alberta, will come onstream in the second quarter, as is typical.

•

PET successfully completed the execution of a $63 million winter capital program during the first quarter which included the drilling of 84 wells (66.6 net) and extensive recompletion, facilities optimization and workover programs focused primarily on the Trust’s three core areas in northeast Alberta.  PET’s drilling program yielded 77 gas wells for a 92% success rate.  Production additions from the winter program totaled approximately 17.2 MMcf/d, with an additional 8.6 MMcf/d of potential gas production that could not be tied-in during the quarter due to the onset of spring break-up conditions.  Of this amount, 2.4 MMcf/d will be tied in once operations resume in the second quarter and 6.2 MMcf/d will be tied in during the winter of 2007/2008 when these winter-access properties are again accessible.

•

Realized gains on financial instruments totaled $14.3 million for the three months ended March 31, 2007, including receipts of $8.5 million related to the early termination of certain fixed-price forward natural gas contracts for the summer 2007 and winter 2007-2008 terms.

•

Distributions payable for the first quarter of 2007 totaled $0.48 per Trust Unit, comprised of $0.20 per Trust Unit paid on February 15 and $0.14 per Trust Unit paid on March 15 and April 16, 2007.

•

On February 28, 2007 the Trust entered into an agreement to acquire certain natural gas properties located within the Athabasca and East Side core areas in northeast Alberta for $46.5 million (the “Craigend/Radway/Stry Acquisition”). The acquisition closed on April 30, 2007 for a net purchase price of $45.4 million after purchase price adjustments.  The acquired properties currently produce approximately 6 MMcf/d of operated, high-netback natural gas and the acquisition includes 65,000 net acres of undeveloped land which add opportunities to PET’s substantial low-risk prospect inventory. PET’s current actual daily production, including the acquired production and additions from the winter capital program, is approximately 155 MMcf/d.

•

PET continued to crystallize hedging gains subsequent to March 31, 2007  reducing the Trust’s hedge position for summer 2007 and winter 2007/2008.  Currently PET has 27,500 GJ/d hedged at an average price of $8.02 per GJ at AECO for May through October 2007, and 40,000 GJ/d hedged at an average price of $9.56 per GJ at AECO for November 2007 through March 2008. The Trust’s decision to collapse a portion of its hedging portfolio has resulted in significant realized cash flows in the second quarter and an increased exposure to strengthening forward natural gas prices in 2007 and early 2008.

•

Planning is underway for PET’s capital expenditure program for the remainder of the year in east central Alberta and the Trust’s year-round access properties in the Southern and East Side core areas. PET plans to spend as much as $45 million in the final three quarters of 2007, depending on favorable weather conditions and natural gas prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of PET’s operating and financial results for the three months ended March 31, 2007 as well as information and estimates concerning the Trust’s future outlook based on currently available information. This discussion should be read in conjunction with the Trust’s interim unaudited consolidated financial statements and accompanying notes for the three months ended March 31, 2007 and 2006, as well as the Trust’s annual consolidated financial statements and accompanying notes and MD&A for the years ended December 31, 2006 and 2005. Readers are referred to the legal advisories regarding forward-looking information contained in the “Forward Looking Information” section of this MD&A. The date of this MD&A is May 10, 2007.

OPERATIONS

Production

	Three months ended March 31
Natural gas production by core area (MMcf/d) (2)	2007	2006
West Side	40.5	45.5
East Side	23.9	26.5
Athabasca	64.4	70.1
Southern	12.9	9.4
Total	141.7	151.5
Deemed production (1)	19.8	21.5
Total actual plus deemed production	161.5	173.0

(1)

The deemed production volume describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board (“AEUB”), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production volume is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen financial solution which is received monthly from the Alberta Crown as a reduction against other royalties payable.

(2)

Production amounts are based on the Trust’s interest before royalties.

Production for the three months ended March 31, 2007 totaled 141.7 MMcf/d, a six percent decrease from 151.5 MMcf/d in the first quarter of 2006 and a two percent decrease from 144.6 MMcf/d in the fourth quarter of 2006. The lower production volumes are a function of natural declines in the northeast Alberta core areas which were partially offset by positive drilling results and production additions from the east central Alberta assets acquired in February 2006. Production in the first quarter of 2007 and the fourth quarter of 2006 was also hampered by a pipeline break at Dunkirk River in the West Side core area, production limitations due to high pipeline pressures in the East Side core area and extremely cold weather in northeast Alberta in late 2006 which caused extended, unexpected downtime in certain producing areas.

Including the deemed production volume related to the gas over bitumen financial solution, average daily production (actual and deemed) decreased seven percent to 161.5 MMcf/d from 173.0 MMcf/d in the first quarter of 2006.

Capital expenditures

	Three months ended March 31
Capital expenditures ($ thousands)	2007	2006
Exploration and development expenditures (1)	63,284	80,301
Acquisitions	4,893	90,882
Dispositions	(2,053)	(1,470)
Other	371	110
Total capital expenditures	66,495	169,823

(1)

Exploration and development expenditures for the three months ended March 31, 2007 include approximately $4.2 million in exploration costs (three months ended March 31, 2006 – $8.3 million) which have been expensed directly on the Trust’s statement of earnings as required under successful efforts accounting. Exploration costs include seismic expenditures, dry hole costs and expired leases and are categorized as investing activities rather than operating activities in this MD&A. As a result they are included with capital expenditures.

PET completed its successful winter capital program in northeast Alberta in the first quarter of 2007.  The Trust invested $63.3 million in exploration and development spending in its winter-access properties with new drilling, completions and tie-ins, recompletion and facilities optimization work distributed throughout the Trust’s core areas in northeast and east central Alberta.  The program included the drilling of 84 gross wells (66.6 net) resulting in 77 gross gas wells (60.4 net) and extensive recompletion, facilities optimization and workover programs. Production additions from the winter program totaled approximately 17.2 MMcf/d with an additional 2.4 MMcf/d of potential gas production which will be tied-in once operations resume in the second quarter, resulting in production addition metrics of $3.2 million per MMcf/d or approximately $19,300 per BOE/d, measured at 6 Mcf = 1 barrel of oil equivalent (BOE). An additional 6.2 MMcf/d of completed and tested potential production related to first quarter capital expenditures will be tied in during the first quarter of 2008 due to the winter-access nature of the related properties.

Acquisitions of $4.9 million in the first three months of 2007 reflect the deposit paid on the Craigend/Radway/Stry Acquisition noted below. Acquisitions of $90.9 million for the comparative period in the prior year are related to the purchase of a private company engaged in oil and gas exploration in east central Alberta (“AcquireCo”) in February 2006.

Dispositions of $2.1 million in the first quarter of 2007 are related primarily to the sale of a portion of certain minor producing assets acquired by PET in the fourth quarter of 2006, in accordance with rights of first refusal exercised by third parties on the assets in 2007.

For the remainder of 2007 PET intends to focus its capital activities in the year-round access areas in its Southern and East Side core areas. New drilling in east central Alberta and Saskatchewan as well as further participation in the Trust’s non-operated coal bed methane project at Craigmyle will be initiated once ground conditions permit access to roads and leases. PET plans to spend as much as $45 million on these activities in the last three quarters of 2007.

PET successfully closed the Craigend/Radway/Stry acquisition on April 30, 2007 for $45.4 million, net of purchase price adjustments and including the deposit paid in the first quarter. The acquired assets include approximately 6 MMcf/d of natural gas production located within the Trust’s East Side and Athasbasca core areas and 65,000 net acres of undeveloped land to supplement PET’s substantial opportunity inventory. There were three gas processing facilities also included with the acquisition. Upon closing of the transaction, approximately $20 million of the acquired assets were subsequently sold to Severo Energy Corp. (“Severo”), a 94 percent-owned subsidiary of the Trust. Severo’s assets and liabilities are consolidated with those of PET.

MARKETING

Natural gas prices

	Three months ended March 31
Natural gas prices ($/Mcf, except percent amounts)	2007	2006
Reference prices
AECO Monthly Index	$ 7.46	$ 9.27
AECO Daily Index	$ 7.40	$ 7.50
Alberta Gas Reference Price (1)	$ 7.05	$ 8.21

Average PET prices
Before financial hedging and physical forward sales (2)	$ 7.31	$ 7.64
Percent of Alberta Gas Reference Price	104	93

Before financial hedging (2)	$ 7.82	$ 8.26
Percent of Alberta Gas Reference Price	111	101

Realized natural gas price, including financial hedging and physical forward sales (2)	$ 8.94	$ 8.09
Percent of Alberta Gas Reference Price	127	98

(1)

Alberta Gas Reference Price is the price used to calculate Alberta Crown royalties. Alberta Gas Reference Price for March is an estimate, as the actual price has not yet been posted.

(2)

PET’s natural gas hedging strategy employs both financial forward contracts and physical delivery contracts at fixed prices or price collars, as well as financial foreign exchange contracts to mitigate the effects of US dollar fluctuations on gas prices. The Trust’s realized natural gas price incorporates all realized gains and realized losses on financial natural gas and foreign exchange contracts, as well as physical delivery contracts. Natural gas price before financial hedging includes physical forward sales contracts for which delivery was made during the reporting period but excludes realized gains and losses on financial contracts. In calculating the Trust’s natural gas price before financial hedging and physical forward sales, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO daily index.

Realized natural gas prices increased by 11 percent for the three months ended March 31, 2007 to $8.94 per Mcf from $8.09 per Mcf in 2006 despite a 14 percent decrease in the Alberta Gas Reference Price from quarter to quarter. The increase is a function of gains of $8.5 million in the current period related to the early termination of certain financial and physical natural gas contracts in March 2007. Before hedging, PET’s realized natural gas price was $7.31 per Mcf for the three months ended March 31, 2007 compared to $7.64 per Mcf for the same period in 2006. PET’s price before hedging as a percentage of the Alberta Gas Reference Price has improved in 2007 due to the Alberta Gas Reference Price being significantly lower than AECO prices for the current period.

The Trust recorded an unrealized loss on financial instruments of $48.5 million for the three months ended March 31, 2007, reflecting the change in the fair value of financial and physical forward contracts during the period (see “Change in Accounting Policy” in this MD&A). The new accounting standards dictate that all financial instruments for which hedge accounting is not followed are marked to market on each balance sheet date, with the change in fair value during the period recorded as an unrealized gain or loss on the statement of earnings. On initial adoption of the new accounting policy effective January 1, 2007, the trust recorded a financial instrument asset of $30.6 million reflecting the fair value of all physical fixed-price natural gas sales and AECO-NYMEX fixed-basis contracts, with an offsetting credit to retained earnings. This financial instrument asset was not included in the Trust’s earnings for the period. Forward AECO gas prices increased significantly during the first quarter of 2007, from $6.46 per GJ for April to October 2007 and $8.08 per GJ for November 2007 to March 2008 as at December 31, 2006 up to $7.56 per GJ for April to October 2007 and $9.02 per GJ for November 2007 to March 2008 as at March 31, 2007, leading to the decrease in value of the Trust’s financial instruments.

PET had financial instrument assets of $24.9 million on its balance sheet as at December 31, 2006, related to financial fixed-price forward natural gas and foreign exchange contracts. This asset, combined with the $30.6 million recorded in respect of the change in accounting policy, resulted in a total financial instrument asset at January 1, 2007 of $55.5 million. The Trust’s financial instruments had a positive fair value of $7.0 million as at March 31, 2007, and PET recorded an unrealized loss equal to the decline in the fair value of financial instruments during the quarter. Of the $48.5 million decrease in fair value, $20.8 million was realized on settlement of contracts in the first quarter and $27.7 million relates to an increase in forward natural gas prices at March 31, 2007 as compared to December 31, 2006. Of the $20.8 million realized amount, $14.3 million is related to financial forward contracts and early terminations and is recorded to realized gains on financial instruments on PET’s statement of earnings, while $6.5 million is in respect of physical delivery fixed-price contracts and is included with natural gas revenues. A reconciliation of the change in fair value recorded is provided below.

Reconciliation of unrealized loss on financial instruments ($ millions)
Financial instrument assets, December 31, 2006 (1)	$ 24.9
Financial instrument asset recorded on January 1, 2007 in respect of fixed-price physical delivery and NYMEX basis contracts (2)	30.6
55.5
Less: fair value of financial instrument assets net of liabilities, March 31, 2007 (1)	(7.0)
Unrealized loss on financial instruments for the three months ended March 31, 2007	$ 48.5

(1)

Includes both long-term and short-term financial instrument assets and liabilities.

(2)

See “Change in Accounting Policy” in this MD&A.

PET’s cash flow and its ability to pay distributions will not be impacted by these mark-to-market amounts. Regardless of movements in forward gas prices, PET will realize its fixed hedge price on hedged volumes, assuming that the positions are left in place until settlement. Furthermore, to the extent that gas price increases that lead to the unrealized loss persist, PET will realize higher prices on the unhedged portion of its natural gas portfolio.

Risk Management

PET’s risk management strategy is focused on using financial instruments to insure cash flow and distributions against commodity price volatility, to lock in attractive economics on acquisitions and to take advantage of perceived anomalies in natural gas markets. The Trust maintains a balanced gas price risk management portfolio using both financial hedge arrangements and physical forward sales to hedge up to a maximum of 50 percent of forecast production including gas over bitumen deemed volumes. PET will also enter into foreign exchange swaps and physical or financial swaps related to the differential between natural gas prices at the AECO and NYMEX trading hubs in order to mitigate the effects of fluctuations in foreign exchange rates and basis differentials on the Trust’s realized gas price. Although PET considers these risk management contracts to be effective economic hedges against potential gas price volatility, the Trust does not follow hedge accounting for its financial instruments.

PET’s hedging activities are conducted by an internal Risk Management Committee under guidelines approved by the administrator’s Board of Directors. PET’s hedging strategy though designed to protect cash flow and distributions is opportunistic in nature; depending on perceived position in the commodity price cycle the Trust may elect to reduce or increase its hedging position. The Trust mitigates credit risk by entering into risk management contracts with financially sound, credit-worthy counterparties.

At March 31, 2007, the Trust had entered into financial and physical forward sales arrangements at AECO as follows:

Financial hedges and physical forward sales contracts at March 31, 2007
Type of contract	PET transaction	Volumes at AECO (GJ/d)	Price ($/GJ)	Term
Financial	sold	35,000	7.29	April 2007
Financial	bought	(15,000)	7.36	April 2007
Physical	sold	45,000	7.96	April 2007
Physical	bought	(10,000)	7.62	April 2007
Period total, net (1)		55,000	7.72	April 2007
Financial	sold	52,500	7.32	May – October 2007
Financial	bought	(15,000)	7.36	May – October 2007
Physical	sold	45,000	7.96	May – October 2007
Physical	bought	(10,000)	7.62	May – October 2007
Period total, net (1)		72,500	7.63	May – October 2007
Financial	sold	17,500	8.55	November 2007 – March 2008
Physical	sold	37,500	9.69	November 2007 – March 2008
Period total, net (1)		55,000	9.33	November 2007 – March 2008
Financial	sold	30,000	7.59	April – October 2008

(1)

Weighted average prices are calculated by netting the volumes of the financial and physical sold/bought contracts together and measuring the net volume at the weighted average “sold” price for the financial and physical contracts.

At March 31, 2007 the Trust had entered into financial and forward physical gas sales arrangements at NYMEX as follows:

Type of contract	PET transaction	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	sold	55,000	$7.15	April 2007
Financial	bought	(50,000)	$7.16	April 2007
Physical	sold	6,900	$6.62	April - October 2007
Financial	sold	5,000	$5.94	May - October 2007
Financial	sold	2,500	$10.30	November 2007 – March 2008
Financial	bought	(2,500)	$10.24	November 2007 – March 2008
Financial	sold	10,000	$7.70	April – October 2008
Physical	sold	5,000	$6.68	April – October 2008

At March 31, 2007 the Trust had entered into financial and forward physical gas arrangements in order to fix the basis differential from NYMEX to AECO. These contracts are priced in US dollars at the NYMEX index price less a fixed amount, and are as follows:

Type of contract	PET transaction	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Physical – basis	sold	34,400	$(1.22)	April - October 2007
Physical – basis	bought	(12,500)	$(1.34)	April - October 2007
Physical – basis	sold	2,500	$(1.23)	November 2007 – March 2008
Financial – basis	sold	5,000	$(0.98)	April – October 2008
Physical – basis	sold	37,500	$(0.97)	April – October 2008

At March 31, 2007 PET had entered into financial contracts to sell forward Canadian dollars for US dollars at a fixed exchange rate as follows:

Type of contract	PET transaction	CDN$ sold (monthly)	Fixed FX rate (CDN$/US$)	Term
Financial	sold	$500,000	1.1601	April 2007
Financial	sold	$2,750,000	1.1439	April – October 2008
Financial	bought	$(700,000)	1.1515	April – October 2008

PET continued to actively manage its risk management program after the end of the first quarter. Financial and physical forward sales arrangements at AECO as at May 3, 2007 are as follows:

Financial hedges and physical forward sales contracts at May 3, 2007
Type of contract	PET transaction	Volumes at AECO (GJ/d)	Price ($/GJ)	Term
Physical	sold	27,500	8.02	June – October 2007
Period total, net (1)		27,500	8.02	June – October 2007
Financial	sold	5,000	8.45	November 2007 – March 2008
Physical	sold	35,000	9.72	November 2007 – March 2008
Period total, net (1)		40,000	9.56	November 2007 – March 2008
Financial	sold	32,500	7.64	April – October 2008
Physical	sold	5,000	7.45	April – October 2008
Period total, net (1)		37,500	7.61	April – October 2008

(1)

Weighted average prices are calculated by netting the volumes of the financial and physical sold/bought contracts together and measuring the net volume at the weighted average “sold” price for the financial and physical contracts.

FINANCIAL RESULTS

Revenue

	Three months ended March 31
Revenue ($ thousands)	2007	2006
Natural gas revenue, before financial hedging	99,693	112,639
Realized gains (losses) on financial instruments (1)	14,291	(2,264)
Total natural gas revenue	113,984	110,375

(1)

Realized gains (losses) on financial instruments include settlement of financial forward natural gas sales contracts, foreign exchange contracts and financial AECO/NYMEX fixed basis contracts. Revenues related to contracts that are settled via physical delivery are included in natural gas revenue.

Natural gas revenue before hedging decreased 11 percent to $99.7 million for the three months ended March 31, 2007 compared to $112.6 million for the three months ended March 31, 2006 due to the six percent reduction in production levels and a four percent decrease in natural gas prices before financial hedging and physical forward sales. The decrease in revenue due to the reduction in natural gas prices was mitigated by physical forward sales contracts that the Trust entered into in early 2006, which generated incremental revenues of $6.5 million. Realized gains on financial instruments totaled $14.3 million for the period including gains of $8.5 million related to the early termination of certain financial forward contracts, as compared to realized losses of $2.3 million for the three months ended March 31, 2006. The Trust includes realized gains and losses on financial instruments in its calculation of realized natural gas prices, after hedging.

Cash flow

	Three months ended March 31
	2007		2006
Cash flow reconciliation	$ millions	$/Mcf	$ millions	$/Mcf
Production volume (Bcf)	12.8		13.6
Revenue, including realized gains and losses on financial instruments	114.0	8.94	110.4	8.09
Royalties	(14.7)	(1.15)	(21.9)	(1.61)
Operating costs	(25.4)	(1.99)	(22.7)	(1.67)
Transportation costs	(2.7)	(0.21)	(3.4)	(0.25)
Operating netback from production	71.2	5.59	62.4	4.56
Gas over bitumen royalty adjustments	5.0	0.39	6.2	0.46
Lease rentals	(1.0)	(0.07)	(0.9)	(0.06)
General and administrative (1)	(4.0)	(0.32)	(3.0)	(0.22)
Interest on bank and other debt	(3.1)	(0.25)	(2.6)	(0.19)
Interest on convertible debentures (1)	(2.5)	(0.20)	(1.0)	(0.07)
Cash flow (1) (2)	65.6	5.14	61.1	4.48

(1) Excludes non-cash items

(2)  These are non-GAAP measures; see reconciliation of cash flow to cash provided by operating activities in “Significant accounting policies and non-GAAP measures” in this MD&A.

For the three months ended March 31, 2007, royalties decreased 33 percent as a result of lower natural gas prices and lower production levels. PET’s average royalty rate was 12.9 percent compared to 19.8 percent for the same period in 2006, a decrease of 35 percent primarily as a result of the Trust establishing a gas price that was $1.89 per Mcf higher than the Alberta Gas Reference Price in the first quarter of 2007, as compared to $0.12 per Mcf lower than the Alberta Gas Reference Price for the three months ended March 31, 2006.

Production costs increased to $25.4 million ($1.99 per Mcf) in the three months ended March 31, 2007 from $22.7 million ($1.67 per Mcf) for the same period in 2006. The increase in production costs is related to repairs on a pipeline break in West Side, a full quarter of operating costs related to the AcquireCo properties purchased in February 2006 and additional lease maintenance costs in early 2007 resulting from extremely cold temperatures in late 2006 and heavy snowfall throughout the winter. Certain cost recoveries from processing third party gas at PET-operated facilities that were expected to occur in the first quarter were delayed until later in 2007, but will be available to reduce operating costs in future periods. Unit-of-production costs increased 19 percent in 2007 due to increased operating expenses combined with lower production volumes. Costs related to the operation of facilities and infrastructure in northeast Alberta are primarily fixed in nature, and  are generally highest during the winter months when access to properties dictates the timing of facility maintenance programs and the annual restocking of consumable field supplies. The Trust estimates operating costs to average $1.15 per Mcf for the remainder of the year, resulting in unit-of-production operating costs of $1.35 per Mcf for 2007.

Higher realized natural gas prices combined with lower royalties, lower transportation costs and increased production costs resulted in an $8.8 million increase in PET’s operating netback to $71.2 million for the three months ended March 31, 2007 from $62.4 million for the three months ended March 31, 2006.

Operating netback reconciliation ($ millions)
Production decrease	$ (7.2)
Price increase, including realized gains on financial instruments	10.8
Royalty decrease	7.2
Transportation cost decrease	0.7
Operating cost increase	(2.7)
Increase in net operating income	$ 8.8

General and administrative expenses were $4.8 million for the three months ended March 31, 2007 compared to $3.3 million for the three months ended March 31, 2006. The scale of PET’s operations increased with the AcquireCo acquisition completed in 2006 and as a result general and administrative expenses have increased. PET also increased staffing levels during 2006 to facilitate delineation and execution of our increased capital spending plans, and incurred fees and expenses in conjunction with the Trust’s participation in the Coalition of Canadian Energy Trusts (“CCET”) and other initiatives directed towards effecting change in the federal government’s “tax fairness plan” announced on October 31, 2006. Cash general and administrative expenses on a unit-of-production basis were $0.32 per Mcf for the three months ended March 31, 2007 as compared to $0.22 per Mcf in 2006.

Interest and other expense totaled $3.1 million for the three months ended March 31, 2007 as compared to $2.6 million for the first quarter of 2006. Interest expense has increased due to higher debt levels as a result of the Trust’s expanded capital spending programs over the last six months of 2006 and first quarter of 2007.

Interest on convertible debentures for the three months ended March 31, 2007 increased by $1.9 million compared to the three months ended March 31, 2006 due primarily to the issuance of $100 million of 6.25% convertible unsecured subordinated debentures in April 2006 as well as amortization of debt issue costs related to the offering.

On October 4, 2004 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas (the “Royalty Regulation”), which provide a mechanism whereby the Government may prescribe additional royalty components to effect a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB as a result of recent bitumen conservation decisions.  The Department of Energy issued an Information Letter 2004-36 (“IL 2004-36”) which, in conjunction with the Royalty Regulation, sets out the details of the gas over bitumen financial solution.  The formula for calculation of the royalty reduction provided in the Royalty Regulation is:

0.5 x ((deemed production volume x 0.80) x (Alberta Gas Reference Price - $0.3791/GJ))

The Trust’s net deemed production volume for purposes of the royalty adjustment was 19.8 MMcf/d in the first quarter of 2007, as compared to 21.5 MMcf/d for the first quarter of 2006. Deemed production represents all PET natural gas production shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the AEUB, or through correspondence in relation to an AEUB ID 99-1 application.  In accordance with IL 2004-36, the deemed production volume related to wells shut-in is reduced by 10 percent at the end of every year of shut-in.

The majority of royalty adjustments received have been recorded on PET’s balance sheet rather than reported as income as the Trust cannot determine if, when or to what extent the royalty adjustments may be repayable through incremental royalties if and when gas production recommences.  Royalty adjustments may be repayable to the Crown in the form of an overriding royalty on gas production from wells which resume production within the gas over bitumen area. However, all royalty adjustments are recorded as a component of cash flow.

In 2006 PET disposed of certain shut-in gas wells in the gas over bitumen area. As part of the disposition agreement, the Trust will continue to receive the gas over bitumen royalty adjustments related to the sold wells for the remainder of the ten year shut-in period, although the ownership of the natural gas reserves is transferred to the buyer. As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility. As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells are now considered revenue since they will not be repaid to the Crown.

For the three months ended March 31, 2007 the Trust received $5.0 million in gas over bitumen royalty adjustments of which $0.9 million was recorded as revenue and $4.1 million was recorded on PET’s balance sheet. The 19 percent decrease from the $6.2 million received in the first quarter of 2006 is due to lower Alberta Gas Reference Prices in 2007 as compared to the prior year and lower deemed production volumes. Cumulative royalty adjustments received to March 31, 2007 total $65.2 million.

The above factors combined to increase cash flow from operations by seven percent to $65.6 million for the three months ended March 31, 2007 from $61.1 million in the 2006 period. Cash flow per Trust Unit increased three percent to $0.76 from $0.74 per Trust Unit for the comparable quarter in 2006.

Earnings

Exploration expenses decreased to $5.2 million for the three months ended March 31, 2007 from $9.2 million for the first quarter of 2006 primarily due to a reduction in seismic expenditures in 2007 as compared to 2006.

Depletion, depreciation and accretion (“DD&A”) expense increased from $45.3 million in the first quarter of 2006 to $46.8 million in 2007 due to an increase in the Trust’s depletion rate from $3.32 per Mcf for the three months ended March 31, 2006 to $3.67 per Mcf for the first quarter of 2007 partially offset by lower production volumes.

The Trust reported a net loss of $39.3 million or $0.46 per basic and diluted Trust Unit for the three months ended March 31, 2007 as compared to net earnings of $8.0 million or $0.10 per basic and diluted Trust Unit for the 2006 period. The loss in 2007 is a result of $48.5 million in unrealized losses on financial instruments related to the change in market value of PET’s financial and physical fixed-price natural gas contracts in the first quarter. PET had financial instrument assets of $24.9 million on its balance sheet as at December 31, 2006, related to financial fixed-price forward natural gas and foreign exchange contracts. On January 1, 2007, in conjunction with the implementation of new Canadian accounting standards related to financial instruments, the Trust recorded a financial instrument asset of $30.6 million representing the fair value of its fixed-price physical delivery natural gas contracts. The Trust’s financial instruments had a positive fair value of $7.0 million as at March 31, 2007, and recorded an unrealized loss equal to the $48.5 million decline in fair value of the financial instruments during the quarter. Of the decrease in fair value, $20.8 million was realized on settlement of contracts in the first quarter and $27.7 million relates to an increase in forward natural gas prices at March 31, 2007 as compared to December 31, 2006.

Income Taxes

On October 31, 2006, the federal government announced its intentions to change the tax treatment for income trusts, introducing a tax on publicly traded income trusts and altering the personal tax treatment of trust distributions (the “October 31 Proposals”).  The October 31 Proposals were tabled through a Ways and Means Motion passed in the House of Commons on November 7, 2006 as the first step in the Parliamentary review process. Subsequently the October 31 Proposals were included in the government’s budget legislation announced on March 19, 2007.

Under the October 31 Proposals effectively all distributions other than those comprising a return of capital to Unitholders would be subject to a 31.5 percent tax at the trust level as all distributions would no longer be deductible in computing trust taxable income. The personal tax on distributions would be reduced to a level similar to the tax paid on a dividend received from a taxable Canadian corporation.  The October 31 Proposals would effectively reduce income being distributed to PET’s Unitholders, with the end result being a two-tiered tax structure similar to that of corporations.  At present, Canadian Pension Funds, Registered Retirement Savings Plans and Registered Retirement Income Funds ("Canadian Tax Deferral Entities") are not subject to tax on distributions.  Under the October 31 Proposals Canadian Tax Deferral Entities would be subject to tax as a result of the tax imposed at the trust level.  The October 31 Proposals would also significantly increase the tax for non-resident Unitholders due to the tax imposed at the trust level. If enacted, the October 31 Proposals would apply to PET effective January 1, 2011.

If the October 31 Proposals become enacted into law, PET would record a significant future income tax liability as the carrying values of the Trust’s assets are well in excess of the related tax values.  As the October 31 Proposals are not yet enacted or considered substantively enacted, no future income tax liability has been recorded.

PET is continuing to work to try to effect change to the Conservative government’s October 31, 2006 announcement with respect to the proposed tax treatment of Trusts.  Throughout this process, we have been extremely disappointed by actions of the Conservative government and by the lack of action by elected Members of Parliament who have been contacted by thousands of negatively-impacted Unitholders and have not responded to concerns on this issue.

The government’s proposed taxation plan has been extremely harmful to all Canadians and PET continues to urge all Unitholders to take action and contact their Member of Parliament, the Finance Minister and the Prime Minister directly.  Further, PET encourages all Unitholders to join the advocacy group that was formed to be the voice of concerned Canadians and individual investors, the Canadian Association of Income Trust Investors (“CAITI”). Unitholders and concerned Canadians can register online at the CAITI website at www.caiti.info.  Information is available on PET’s website as well as the CCET (www.canadianenergytrusts.ca) and CAITI websites to assist Unitholders in their efforts to gather facts, formulate opinions and voice concerns.

Although PET continues to believe that energy trusts should be exempt from the proposed legislation for many reasons outlined in the detailed report prepared by the CCET in December 2006, PET encourages Unitholders to voice support for adoption of the recommendations of the Finance Committee, in the absence of the government accepting further input on this matter.  Your voice is important and we encourage Unitholders to ensure it is heard in respect of this significant issue.

SUMMARY OF QUARTERLY RESULTS

Three months ended
($ thousands except where noted)	Mar 31, 2007	Dec 31, 2006	Sept 30, 2006	June 30, 2006

Natural gas revenues before royalties	$ 99,693	$ 94,564	$ 96,576	$ 97,856
Natural gas production (MMcf/d)	141.7	144.6	154.6	162.9
Cash flow (1)	$ 65,597	$ 58,166	$ 60,770	$ 56,605
Per Trust Unit - basic	$ 0.76	$ 0.69	$ 0.72	$ 0.68
Net earnings (loss)	$ (39,261)	$ (68,254)	$ 19,619	$ 21,816
Per Trust Unit - basic	$ (0.46)	$ (0.80)	$ 0.23	$ 0.26
- diluted	$ (0.46)	$ (0.80)	$ 0.23	$ 0.26
Unrealized gains (losses) on financial instruments	$ (48,493)	$ (4,992)	$ 13,970	$ 8,730
Realized natural gas price ($/Mcf)	$ 8.94	$ 7.83	$ 7.36	$ 6.85
Average AECO daily index price ($/Mcf)	$ 7.40	$ 6.54	$ 5.36	$ 5.71

Three months ended
($ thousands except where noted)	Mar 31, 2006	Dec 31, 2005	Sept 30, 2005	June 30, 2005

Natural gas revenues before royalties	$ 112,639	$ 144,645	$ 121,585	$ 100,328
Natural gas production (MMcf/d)	151.5	153.7	159.4	148.5
Cash flow (1)	$ 61,112	$ 78,200	$ 74,726	$ 66,491
Per Trust Unit - basic	$ 0.74	$ 0.96	$ 0.95	$ 0.90
Net earnings (loss)	$ 7,969	$ 17,899	$ 30,339	$ 11,433
Per Trust Unit - basic	$ 0.10	$ 0.22	$ 0.39	$ 0.16
- diluted	$ 0.10	$ 0.22	$ 0.38	$ 0.15
Unrealized gains (losses) on financial instruments	$ 7,209	$ -	$ -	$ -
Realized natural gas price ($/Mcf)	$ 8.09	$ 9.14	$ 8.11	$ 7.42
Average AECO daily index price ($/GJ)	$ 7.13	$ 10.72	$ 8.89	$ 6.99

(1)  These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A.

Natural gas revenues and cash flow have remained reasonably consistent over the past four quarters, as lower production volumes in the three months ended March 31, 2007 and the fourth quarter of 2006 were offset by higher AECO gas prices and significant gains from the Trust’s hedging program. The higher natural gas revenues and cash flows in 2005 can be attributed primarily to higher AECO gas prices and lower operating costs and interest expenses.

The increased net earnings in the third and fourth quarters of 2005 as compared to the second quarter of 2005 and the first quarter of 2006 are due to higher natural gas revenues, offset somewhat by higher royalties. Gas over bitumen revenues of $13.7 million related to the sale of certain shut-in natural gas properties and unrealized gains on financial instruments of $14.0 million contributed to higher net earnings in the second and third quarters of 2006, respectively. The net loss in the fourth quarter of 2006 was a result of impairment charges at east central Alberta and Saskatchewan, higher DD&A expenses and higher operating costs as compared to previous quarters. The net loss in the first quarter of 2007 is due to the $48.5 million unrealized loss on the change in market value of PET’s financial instruments during the period, much of which was driven by the application of a change in accounting policy related to PET’s physical forward natural gas sales and AECO-NYMEX basis contracts. Earnings for prior quarters were not restated for the effect of the change in accounting policy.

LIQUIDITY AND CAPITAL RESOURCES

Net debt ($ thousands except per Trust Unit and percent amounts)	March 31, 2007	December 31, 2006
Bank and other debt	245,124	228,657
Convertible debentures, at principal amount	161,134	161,134
Working capital deficiency (surplus) (2)	34,347	16,827
Net debt	440,605	406,618
Trust Units outstanding (thousands)	86,358	85,186
Market price at end of period ($/Trust Unit)	9.42	12.40
Market value of Trust Units	813,492	1,056,306
Total market capitalization (1)	1,254,097	1,462,924
Net debt as a percentage of total capitalization (%)	35.1	27.8
Cash flow for the period (1)	65,597	236,653
Annualized cash flow (1)	262,388	236,653
Net debt to annualized cash flow ratio (times) (1)	1.7	1.7

(1)  These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A.

(2)   Working capital deficiency (surplus) excludes short-term financial instrument assets and liabilities.

PET has a demand credit facility with a syndicate of Canadian chartered banks. The revolving feature of the facility was extended on April 30, 2007 and expires on May 26, 2008 if not extended further.  The facility consists of a demand loan of $300 million and a working capital facility of $10 million. In order to provide short-term funding for the Craigend/Radway/Stry Acquisition, the borrowing base was temporarily increased to $340 million effective April 30, 2007, and will be reduced to $310 million by September 1, 2007 through monthly decreases of $10 million commencing July 1, 2007.  Collateral for the credit facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility. In addition to amounts outstanding under the credit facility, PET has outstanding letters of credit in the amount of $6.87 million.

The Trust has initiated a marketing process with respect to the potential disposition of its Calgary head office building. Potential proceeds would be applied directly to PET’s bank debt, increasing financial flexibility and allowing the Trust to participate more actively in acquisition markets as such opportunities arise. PET’s credit facility provides that, upon disposition of the building, the borrowing base will be reduced to $310 million.

PET’s working capital deficiency increased to $34.3 million at March 31, 2007 from $16.8 million at December 31, 2006. PET will typically experience a working capital deficiency during periods of active capital spending as revenues are received 25 days after the month of delivery while the majority of operating and capital expenditures are paid over a 45 to 60 day time frame. As at March 31, 2007 a significant portion of the costs related to the Trust’s winter capital program were included in accounts payable and accrued liabilities at the balance sheet date, leading to the increased working capital deficiency as compared to December 31, 2006.

PET has three series of convertible debentures outstanding. The first series was issued in 2004 and bears a coupon rate of 8% (the “8% Debentures”), the second series was issued in 2005 and bears a coupon rate of 6.25% (the “2005 6.25% Debentures) and the third series was issued in 2006 and bears a coupon rate of 6.25% (the “2006 6.25% Debentures). At March 31, 2007 PET had 2006 6.25% Debentures, 2005 6.25% Debentures and 8% Debentures outstanding as follows:

Convertible debentures series	2006 – 6.25%	2005 – 6.25%	8%
Principal outstanding ($ millions)	100.0	55.3	5.9
Maturity date	April 30, 2011	June 30, 2010	September 30, 2009
Conversion price ($ per Trust Unit)	23.80	19.35	14.20
Fair market value ($ millions)	94.0	53.3	6.0

Fair values of debentures are calculated by multiplying the number of debentures outstanding at March 31, 2007 by the quoted market price per debenture at that date. There were no debenture conversions during the quarter.

Net debt to annualized cash flow measured 1.7 times for the quarter ended March 31, 2007, unchanged from 1.7 times for the year ended December 31, 2006. The increase in net debt, which was largely a function of the Trust’s significant winter capital program, was offset by an increase in annualized cash flow. Approximately 50 to 60 percent of the Trust’s annual capital expenditures are typically incurred in the first quarter of the year. Net debt as a percentage of total capitalization increased to 35.1 percent due primarily to the decrease in the Trust’s unit price from December 31, 2006 to March 31, 2007.

Through the Trust’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP Plan”) $9.9 million was invested by Unitholders during the three months ended March 31, 2007 and a total of 927,000 Trust Units were issued, as compared to DRIP proceeds of $11.2 million and 585,000 Trust Units issued in the first quarter of 2006.

A reconciliation of the increase in net debt from December 31, 2006 to March 31, 2007 is as follows:

Reconciliation of net debt ($ thousands)
Net debt, December 31, 2006	406,618
Capital expenditures	63,655
Acquisitions, net of dispositions	2,840
Cash flow	(65,597)
Distributions	41,275
Proceeds from DRIP plan	(9,941)
Proceeds on exercise of unit incentive rights	(76)
Expenditures on asset retirement obligations	1,831
Net debt, March 31, 2007	440,605

Distributions

Distributions are determined by management and approved monthly by the Board of Directors of the Trust’s administrator, taking into account PET’s forecasted production, capital spending and cash flow, forward natural gas price curves, the Trust’s current hedging position, targeted debt levels and debt repayment obligations. The following items may be deducted from cash flow in arriving at cash distributions to unitholders:

•

a portion of exploration and development expenditures;

•

debt repayments to the extent required or deemed appropriate by management;

•

site reclamation and abandonment expenditures; and

•

working capital requirements.

Cumulative distributions for the first quarter of 2007 totaled $0.48 per Trust Unit consisting of $0.20 per Trust Unit paid on February 15 and $0.14 per Trust Unit paid on March 15 and April 16.

The payout ratio, which is the ratio of distributions to cash flow, will also vary from quarter to quarter depending on funds required for capital expenditures, debt levels and the Trust’s desire to maintain consistent distribution levels despite fluctuations in commodity prices. The Trust’s payout ratio was 62.9 percent in the current quarter, as compared to 98.1 percent for the first quarter of 2006. PET’s payout ratio was historically low during the first quarter of 2007 as the Trust reduced its monthly distribution in February in order to enhance the sustainability of its business model. The payout ratio is expected to average 55 to 60 percent for 2007 as production additions from the winter capital program and Craigend/Radway/Stry Acquisition increase operating income in future quarters. The actual payout ratio in future periods will largely be determined by the Trust’s capital spending plans and resulting production levels, royalty rates, operating costs and natural gas prices, which have experienced significant volatility in the past year.

PET anticipates that distributions and capital expenditures for the remainder of 2007 will be funded by cash flow with any excess cash flow and proceeds from the DRIP Plan being applied to reduce bank debt.

2007 OUTLOOK AND SENSITIVITIES

The following table reflects PET’s projected realized gas price, monthly cash flow and payout ratio at the current monthly distribution of $0.14 per Trust Unit, for the remainder of 2007 at certain AECO natural gas price levels and incorporating the Craigend/Radway/Stry Acquisition and all of the Trust’s current financial hedges and physical forward sales contracts.

Cash flow sensitivity analysis	Average AECO Monthly Index Gas Price April to December 2007 ($/GJ) (4)
	$6.00	$7.00	$8.00
Natural gas production (MMcf/d)	153	153	153
Realized gas price (1) ($/Mcf)	6.82	7.68	8.52
Cash flow (2) ($million/month)	16.9	20.4	23.9
Per Trust Unit ($/Unit/month)	0.194	0.234	0.273
Payout ratio (2) (%)	72%	60%	51%
Ending net debt ($million)	452	421	390
Ending net debt to cash flow ratio (3) (times)	2.0	1.7	1.4

(1) PET’s weighted average forward price on an average of 34,000 GJ/d for the period from April 1 to December 31, 2007 is $8.33 per GJ.

(2)  These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A.

(3)  Calculated as ending net debt (including convertible debentures) divided by estimated annualized cash flow.

(4)  Average forward AECO price for April-December as at April 30, 2007 was $7.57 per GJ.

While PET’s sensitivity to gas prices has changed since year end with changes in its financial and forward physical hedging position, sensitivity of PET’s cash flows to changes in production volumes, operating and general and administrative costs and interest rates has not changed significantly from the sensitivity analysis presented in the Trust’s MD&A for the year ended December 31, 2006.

SIGNIFICANT ACCOUNTING POLICIES AND NON-GAAP MEASURES

Successful efforts accounting

The Trust follows the successful efforts method of accounting for its petroleum and natural gas operations.  This method differs from the full cost accounting method in that exploration expenditures, including exploratory dry hole costs, geological and geophysical costs, lease rentals on undeveloped properties as well as the cost of surrendered leases and abandoned wells are expensed rather than capitalized in the year incurred.  However, to make reported cash flow in this MD&A comparable to industry practice the Trust reclassifies geological and geophysical costs as well as surrendered leases and abandonment costs from operating to investing activities.

Cash flow

Management uses funds flow from operations before changes in non-cash working capital, settlement of asset retirement obligations and certain exploration costs (“cash flow”), cash flow per Trust Unit and annualized cash flow to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable to the calculation of similar measures for other entities.  Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.  Cash flow is reconciled to its closest GAAP measure, cash provided by operating activities, as follows:

Cash flow GAAP reconciliation	For the three months ended March 31
($ thousands except per Trust Unit amounts)	2007	2006
Cash provided by operating activities	$ 66,949	$ 70,080
Exploration costs (1)	4,224	8,335
Settlement of asset retirement obligations	1,831	538
Changes in non-cash operating working capital	(7,407)	(17,841)
Cash flow	$ 65,597	$ 61,112
Cash flow per Trust Unit (2)	$ 0.76	$ 0.74

(1) Certain exploration costs are added back to cash flow in order to be more comparable to other energy trusts that use the full-cost method of accounting for oil and gas activities. Exploration costs that are added back to cash flow include seismic expenditures, dry hole costs and expired leases and are considered by PET to be more closely related to investing activities than operating activities.

(2)  Based on weighted average Trust Units outstanding for the period.

Payout ratio

Payout ratio refers to distributions measured as a percentage of cash flow for the period and is used by management to analyze cash flow available for development and acquisition opportunities as well as overall sustainability of distributions. Cash flow does not have any standardized meaning prescribed by GAAP and therefore payout ratio may not be comparable to the calculation of similar measures for other entities.

Operating and cash flow netbacks

Operating and cash flow netbacks are used by management to analyze margin and cash flow on each Mcf of natural gas production. Operating and cash flow netbacks do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to the calculation of similar measures for other entities. Operating and cash flow netbacks should not be viewed as an alternative to cash flow from operations, net earnings per Trust Unit or other measures of financial performance calculated in accordance with GAAP.

Total capitalization

Total capitalization is equal to net debt including convertible debentures plus market value of issued equity and is used by management to analyze leverage.  Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

INTERNAL CONTROLS

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Trust is accumulated and communicated to the Trust's management, as appropriate, to allow timely decisions regarding required disclosure.  PET’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of March 31, 2007 that the Trust's disclosure controls and procedures are effective to provide reasonable assurance that material information related to PET, including its consolidated subsidiaries, is made known to them by others within those entities.

During the three months ended March 31, 2007, there have been no changes in PET’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Trust’s internal control over financial reporting.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

PET’s operations are affected by a number of underlying risks, both internal and external to the Trust.  These risks are similar to those affecting others in both the conventional oil and gas royalty trust sector and the conventional oil and gas producers sector.  The Trust’s financial position, results of operations, and cash available for distribution to Unitholders are directly impacted by these factors.

Income Taxes

The October 31 Proposals propose to apply a tax at the trust level on certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat distributions as dividends to the Unitholders. Existing trusts will have a four-year transition period and, subject to the qualification below, the new tax proposals will apply in January 2011.  Assuming the October 31 Proposals are ultimately enacted in the form currently proposed, the implementation of such proposals would be expected to result in adverse tax consequences to the Trust and certain Unitholders (including most particularly Unitholders that are tax exempt or non-residents of Canada) and may impact cash distributions from the Trust.

In light of the foregoing, the October 31 Proposals have reduced the value of the Trust’s units, which are expected to increase the cost to PET of raising capital in the public capital markets for acquisition opportunities. In addition, the October 31 Proposals are expected to place PET and other Canadian energy trusts at a competitive disadvantage relative to industry competitors, including U.S. master limited partnerships, which will continue to not be subject to entity-level taxation. There can be no assurance that PET will be able to reorganize its legal and tax structure to substantially mitigate the expected impact of the October 31 Proposals.

Further, the proposal plan provides that, while there is no intention to prevent “normal growth” during the transitional period, any “undue expansion” could result in the transition period being “revisited”, presumably with the loss of any benefit to the Trust of that transitional period. As a result, the adverse tax consequences resulting from the proposals could be realized sooner than 2011. On December 15, 2006, the Department of Finance issued guidelines with respect to what is meant by “normal growth” in this context. Specifically, the Department of Finance stated that “normal growth” would include equity growth within certain “safe harbour” limits, measured by reference to a Specified Investment Flow Through’s (“SIFT”) market capitalization as of the end of trading on October 31, 2006. The safe harbour calculation would include only the market value of the SIFT’s issued and outstanding publicly-traded trust units, and not any convertible debt, options or other interests convertible into or exchangeable for trust units. Those safe harbour limits are 40% for the period from November 1, 2006 to December 31, 2007, and 20% each for calendar 2008, 2009 and 2010. These limits are cumulative, so that any unused limit for a period carries over into the subsequent period. Additional details of the Department of Finance’s guidelines include the following:

(i) new equity for these purposes includes units and debt that is convertible into units, and may include other substitutes for equity;

(ii) replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour; and

(iii) the exchange, for trust units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for these purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT.

The Trust’s market capitalization as of the close of trading on October 31, 2006, having regard only to its issued and outstanding publicly-traded Trust Units, was approximately $1.4 billion, which means the Trust’s “safe harbour” equity growth amount for the period ending December 31, 2007 is approximately $560 million, and for each of calendar 2008, 2009 and 2010 is an additional approximately $280 million, not including equity issued to replace debt that was outstanding on October 31, 2006, including convertible debentures.

These guidelines could adversely affect the Trust’s access to capital, the cost of raising capital, and the Trust’s ability to undertake more significant acquisitions. It is not known at this time when the October 31 Proposals will be enacted by Parliament or whether the October 31 Proposals will be enacted in the form currently proposed.

Other risks and uncertainties affecting PET’s operations are substantially unchanged from those presented in the MD&A for the year ended December 31, 2006.

CRITICAL ACCOUNTING ESTIMATES

This MD&A is based on the Trust’s consolidated financial statements which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. PET bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

The types of critical accounting estimates employed by PET in the preparation of its financial statements are substantially unchanged from those presented in the MD&A for the year ended December 31, 2006.

CHANGE IN ACCOUNTING POLICY

In 2005 the Canadian Institute of Chartered Accountants (“CICA”) issued new standards for the recognition, measurement and disclosure of financial instruments. Under the new standards, which were effective January 1, 2007, PET’s portfolio of forward fixed-price natural gas sales contracts and AECO/NYMEX fixed-basis contracts (collectively “physical hedging contracts”) are considered non-financial derivatives and are accounted for as financial instruments. Accordingly, the fair values of the Trust’s physical hedging contracts as at January 1, 2007 were recorded as an asset of $30.6 million on the Trust’s balance sheet with an offsetting credit to retained earnings. The fair values of the physical hedging contracts were calculated by PET based on an independently obtained forward natural gas price curve as at January 1, 2007.

Changes in fair value of these contracts from January 1, 2007 to March 31, 2007, as well as fair values of other physical and financial natural gas hedging contracts entered into during the quarter as at March 31, were included in net earnings for the period. The decrease in fair value during the period was $48.5 million, which has been included in “unrealized loss on financial instruments” on PET’s statement of earnings (loss) for the three months ended March 31, 2007. In future periods the Trust will account for both physical and financial risk management contracts as financial instruments, and fair value all such contracts at each balance sheet date.

As the change in accounting policy was applied prospectively there is no related impact on earnings for previous periods.

FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking information with respect to PET.

The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “outlook” and similar expressions are intended to identify forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.  We believe the expectations reflected in these forward-looking statements are reasonable.  However, we cannot assure the reader that these expectations will prove to be correct.  The reader should not unduly rely on forward-looking statements included in this report.  These statements speak only as of the date of this MD&A.

In particular, this MD&A contains forward-looking statements pertaining to the following:

•

the quantity and recoverability of PET’s reserves;

•

the timing and amount of future production;

•

prices for natural gas produced;

•

operating and other costs;

•

business strategies and plans of management;

•

supply and demand for natural gas;

•

expectations regarding PET’s access to  capital to fund its acquisition exploration and development activities;

•

the disposition swap, farm in, farm out or investment in certain exploration properties using third party resources;

•

the use of exploration and development activity and acquisitions to replace and add to reserves;

•

the impact of changes in natural gas prices on cash flow after hedging;

•

drilling, completion, facilities and construction plans;

•

the existence, operations and strategy of the commodity price risk management program;

•

the approximate and maximum amount of forward sales and hedging to be employed;

•

the Trust’s acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived there from;

•

the impact of Canadian federal and provincial governmental regulation on the Trust relative to other issuers;

•

PET’s treatment under governmental regulatory regimes;

•

the goal to sustain or grow production and reserves through prudent asset management and acquisitions;

•

the emergence of accretive growth opportunities; and

•

PET’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets.

PET’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A which include but are not limited to:

•

volatility in market prices for natural gas;

•

risks inherent in PET’s operations;

•

uncertainties associated with estimating reserves;

•

competition for, among other things; capital, acquisitions of reserves, undeveloped lands, skilled personnel, equipment for drilling, completions, facilities and pipeline construction and maintenance;

•

incorrect assessments of the value of acquisitions;

•

geological, technical, drilling and process problems;

•

general economic conditions in Canada, the United States and globally;

•

industry conditions including fluctuations in the price of natural gas;

•

royalties payable in respect of PET’s production;

•

governmental regulation of the oil and gas industry, including environmental regulation;

•

fluctuation in foreign exchange or interest rates;

•

unanticipated operating events that can reduce production or cause production to be shut-in or delayed;

•

stock market volatility and market valuations; and

•

the need to obtain required approvals from regulatory authorities.

The above list of risk factors should not be construed as exhaustive.

Additional information on PET, including the most recent filed Annual Report and Annual Information Form, can be accessed from SEDAR at www.sedar.com or from the Trust’s website at www.paramountenergy.com.